Exhibit 12.1

                  WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


         The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends for the years ended February 28, 1993, 1994 and 1995, the ten months needed December 31, 1995 and the three months ended March 31, 1996 and 1997.


                                                                 Year Ended                            Three Months Ended
                                                                December 31,                                March 31,

                                               Ten
                                              Months
                                              Ended                            Pro                                        Pro
                              Year Ended     December               Pro     Forma as                          Pro       Forma as
                             February 28,      31,      Actual     Forma    Adjusted        Actual           Forma      Adjusted
                            --------------   --------  ------      -----    --------       --------          -----      --------

                       1993    1994   1995      1995    1996      1996(1)   1996(2)     1996      1997      1996(3)     1996(4)
                       ----    ----   ----      ----    ----      -------   -------     ----      ----      -------     -------
Ratio of earnings to
combined fixed
charges and preferred
stock dividends...      --      --     --        --      --          --       --         --        --          --          --

Deficiency  in the
coverage of fixed
charges and  preferred
stock  dividends by
earnings before fixed
charges and preferred
stock dividends in
thousands........     $4,679  $8,622  $7,288   $16,310  $83,033   $97,208   $138,285  $10,562    $42,537     $43,204      $51,711
------------------------------

(1)      Gives  effect  to  the  Company's   acquisition  of  Milliwave  Limited
         Partnership ("Milliwave") and the Preferred Stock Placement as if they occurred as of the beginning of the year ended December 31, 1996.

(2) Adjusted to reflect the acquisition and the Preferred Stock Placement referred to in footnote (1) above and the 1997 Debt Placement as if they occurred as of the beginning of the year ended December 31, 1996. Interest expense has been adjusted to include interest on the 1997 Debt Placement, and related amortization costs, but not to include interest income earned on additional available cash.

(3)      Adjusted to reflect the Preferred Stock Placement referred to in (1) above as if it had occurred at the beginning of the period ending March 31, 1997.

(4) Adjusted to reflect the Preferred Stock Placement referred to in footnotes (1) and (3) above and the 1997 Debt Placement as if they had occurred at the beginning of the period ended March 31, 1997. Interest expense has been adjusted to include interest on the 1997 Debt Placement, and related amortization costs, but not to include interest income earned on additional available cash.

(5) The ratio of earnings to combined fixed charges and preferred stock dividends equals earnings before combined fixed charges and preferred stock dividends divided by combined fixed charges and preferred stock dividends. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends earnings before combined fixed charges and preferred stock dividends consist of earnings (loss) before income taxes, extraordinary item, and minority interest in losses of majority owned subsidiaries, plus fixed charges and preferred stock dividends. Fixed charges consist of interest charges and amortization of debt expense and discount on premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense (one-third) that the Company believes to be representative of interest.


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